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                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549
                                                     FORM 3
                                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


1. Name and Address of Reporting Person
   Catherine S. Hill
   325 Washington Avenue Extension
   Albany, NY 12205
2. Date of Event Requiring Statement (Month/Day/Year)
   03/07/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Mechanical Technology Incorporated
   MKTY
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   () Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
   Vice President, Corporate Development
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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___________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned
__________________________________________________________________________________________________________________________
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect
                                           |   Securities         |   Form:        |   Beneficial Ownership
                                           |   Beneficially       |   Direct(D) or |
                                           |   Owned              |   Indirect(I)  |
___________________________________________________________________________________________________________________________
Common Stock                               |  1700                |       D        |
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____________________________________________________________________________________________________________________________
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____________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
_____________________________________________________________________________________________________________________________
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         | Beneficial Ownership
                        |  Expiration       |  Securities           |         |exercise  |Form of      |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |
                        | Date    | Expira- |                       |or       |vative    |Security:    |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |
____________________________________________________________________________________________________________________________|
Employee Stock          |03/07/00 |03/07/10 (1)|Common Stock           |35,000   |$65.75   |D
Option Plan

Options                 |01/08/99 |01/08/09 |Common Stock           |15,000   |$5.333    |D
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Explanation of Responses:
(1) Options vest anually at a rate of 25% per year begining 03/7/00.


SIGNATURE OF REPORTING PERSON



___________S_____________________
Catherine S. Hill
DATE
03/16/00